SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item
1.	Press release, dated March 11, 2010, entitled “Telecom Argentina S.A. announces consolidated annual period (‘FY09’) and fourth quarter results for fiscal year 2009 (‘4Q09’0)”

FOR IMMEDIATE RELEASE
Market Cap: P$13.8 billion
March 11, 2010
Contacts:
Pedro Insussarry
Solange Barthe Dennin
(54-11) 4968-3743/3752

Telecom Argentina S.A. announces

consolidated annual period (‘FY09’) and

fourth quarter results for fiscal year 2009 (‘4Q09’)*

—	Consolidated Net Revenues amounted to P$12,226 million (+15% vs. FY08); Internet +44% vs. FY08; Mobile business +16% vs. FY08.
—	Mobile subscribers: 16.3 million (+13% vs. FY08); Broadband subscribers: 1.2 million (+17% vs. FY08); Fixed lines in service: 4.4 million (+2% vs. FY08).
—	Operating Profit Before Depreciation and Amortization (“OPBDA”) reached P$3,900 million (+17% vs. FY08), 32% of Net Revenues. Growth was mainly fueled by mobile services and broadband in Argentina.
—	Operating Profit amounted to P$2,762 million (+35% vs. FY08), 23% of Net Revenues.
—	Net Income reached P$1,405 million (+46% vs. FY08).
—	Investments (excluding materials) totaled P$1,694 million.
—

The Net Financial Position (before NPV effect) reached P$469 million in cash, cash equivalents and investments (a reduction in debt of P$1,381 million vs. FY08). In 4Q09 Telecom Argentina S.A. has paid off all its outstanding financial debt.

	As of December 31
(in million P$, except where noted)	2009	2008	Δ $	Δ %
Consolidated Net Revenues	12,226	10,608	1,618	15%
Voice, Data & Internet	4,157	3,653	504	14%
Mobile	8,069	6,955	1,114	16%
Operating Profit before D&A	3,900	3,330	570	17%
Operating Profit	2,762	2,041	721	35%
Net Income	1,405	961	444	46%
Shareholder’s equity	5,436	4,020	1,416	35%
Net Financial Position - (cash) / Debt (Before NPV effect)	(469)	912	(1,381)	-151%
CAPEX (excluding materials)	1,694	1,599	95	6%
Fixed lines in service (in thousand lines)	4,364	4,299	65	2%
Mobile customers (in thousand)	16,281	14,390	1,890	13%
Personal (Argentina)	14,475	12,564	1,911	15%
Núcleo (Paraguay)	1,806	1,826	(20)	-1%
Broadband customers (in thousand)	1,223	1,042	181	17%
Fixed line traffic (in MM minutes, Internet & Public Telephony not incl.)	15,711	16,306	(595)	-4%
Incoming/Outgoing cellular voice traffic in Arg.(in MM minutes)	16,461	14,209	2,252	16%
Average Revenue per user (ARPU) Fixed Telephony/voice (in P$)	40	39	-	1%
Average Revenue per user (ARPU) Cellular Telephony Arg. (in P$)	41	41	-	-

(*) Unaudited non-financial data

1	www.telecom.com.ar

Buenos Aires, March 11, 2010 – Telecom Argentina (NYSE: TEO; BASE: TECO2), one of Argentina’s leading telecommunications groups, announces Net Income of P$ 1,405 million for the fiscal year ended December 31, 2009 or +46% when compared to the same period last year.

	FY09	FY08	Δ $	Δ %
Net Revenues (MMP$)	12,226	10,608	1,618	15%
Net Income (MMP$)	1,405	961	444	46%
Earnings per Share (P$)	1.43	0.98	0.45
Earnings per ADR (P$)	7.14	4.88	2.26
OPBDA *	32%	31%
Operating Profit *	23%	19%
Net Income*	11%	9%
*As a percentage of Net Revenues

During FY09, Consolidated Net Revenues increased by 15% (+P$1,618 million vs. FY08) to P$12,226 million, mainly fueled by the Mobile and Broadband businesses. Moreover, Operating Profit increased by 35% (+P$721 million vs. FY08) to P$2,762 million.

Consolidated Operating Revenues

Fixed Telephony (Voice, Data Transmission & Internet)

During FY09, revenues generated by these services amounted to P$4,157 million, +14% vs. FY08; in relative terms Internet revenues have grown the most (+44% vs. FY08).

Voice

Total Revenues for this service reached P$2,825 million in FY09 (+5% vs. FY08). The results of this line of business are still affected by frozen tariffs of regulated services.

Monthly Charges and Supplementary Services increased by P$43 million, or 5% vs. FY08, to P$842 million, as a consequence of a higher number of lines in service (+2%), which reached more than 4.36 million and a 15% of increase in supplementary services.

Revenues generated by traffic (Local Measured Service, Domestic Long Distance and International Telephony) totaled P$1,275 million, an increase of 3% vs. FY08. In relative terms, revenues from International traffic increased the most with 9% vs. FY08 while local traffic revenues increased +5% vs. FY08 due to the incorporation of flat packs for calls. Otherwise, revenues from domestic long distance traffic slightly decreased 2% vs. FY08.

Interconnection revenues amounted to P$448 million (+12% vs. FY08), mainly as a consequence of traffic originated in cellular lines from other operators but transported by and terminated in the Company’s fixed-line network.

2	www.telecom.com.ar

Other revenues reached P$260 million (-2% vs. FY08). This reduction was mainly a consequence of a decrease in Public Telephony revenues (-P$16 million or -19% vs. FY08).

Data Transmission and Internet

Data transmission revenues amounted to P$274 million (+26% vs. FY08), generated by the offer of innovative solutions for the corporate market focused in both satisfying the enterprises´ internal infrastructure needs and enhancing the offer of ICT services (connectivity, housing and hosting, among others).

Revenues related to Internet reached P$1,058 million (+P$323 million or 44% vs. FY08), mainly due to the substantial expansion of the broadband service, driven by an increase in the subscriber base due to commercial promotions with innovations in the service portfolio. In addition, ADSL ARPU reached P$71 in 4Q09, +22% when compared to 4Q08, due to the implementation of an efficient pricing strategy together with the reduction of churn.

As of December 31, 2009, Telecom reached 1.2 million ADSL customers (+17% vs. FY08). These connections represent approximately 28% of Telecom’s fixed lines in service.

Data Transmission and Internet both have significantly increased their contribution to net consolidated revenues, reaching 11% of participation (vs. 9% in FY08) and representing 32% of fixed telephony segment revenues (vs. 26% in FY08).

During 4Q09, Telecom continued enhancing value-added services for fixed lines that were supported by the features of “Aladino” terminals. In November SMS (short message service) traffic over the fixed network reached 1 million messages.

One of the core aspects of the development of Telecom’s product and service portfolio is the bundling of Internet and local calls. . As consequence of communicational campaigns occurred during this period to promote “Pack Arnet” product, more than 60% of the registered broadband subscriptions are packaged with free local calls.

Commercial Initiatives

Telecom continues accompanying the development and growth of the corporate clients; during 4Q09 increased sales of integrated products and services (Lines, Broadband and Minutes Plans, called Integral Solution Biz) resulted in an increase of 40% in this client base. Moreover, within the portfolio of Internet service, 70% of new adds included Arnet Biz PLUS service, which grants the client access to innovative value-added services previously oriented to corporate clients.

During 4Q09, the Company took advantage of the significant tourist and business flow and launched a service for travelers, which allows them to buy online cards for Arnet wi-fi navigation within Argentine airports.

3	www.telecom.com.ar

During the last quarter of 2009, the Company continued to expand the virtualization solutions: Virtual Hosting and Virtual Desktop. One of the main advantages of both propositions is the efficiency gains in IT infrastructure. Telecom virtualization solutions allow clients an average of 30% cost savings.

Mobile Services

Clients have significantly increased in the quarter, reaching 16.3 million as of the end of December 2009, representing an increase of 0.5 million in the last quarter of 2009 and 1.9 million since December 2008.

During FY09, net revenues also increased considerably, reaching P$8,069 million (+16% vs. FY08).

Telecom Personal in Argentina

As of the end of December 2009, Personal reached 14.5 million subscribers in Argentina (+15% vs. FY08), which allowed the Company to enhance its market position and strengthen its potential for future revenues. It is worth noting the increase of net adds in 2009, since 1.9 million of new subscribers were incorporated.

Approximately 31% of the overall subscriber base is postpaid (including “Cuentas claras” plans) and 69% is prepaid.

Personal continued with sustained growth in Total Revenues (including handset sales) reaching P$7,628 million (+16% vs. FY08), supported by the increase in overall voice traffic minutes (+16% vs. FY08) and in value-added services (VAS) revenues (+34% vs. FY08). Service revenues reached P$6,832 million (+17% vs. FY08) with 34% corresponding to VAS revenues. Also noteworthy is SMS traffic performance, which climbed from a monthly average of 1,454 million messages in FY08 to 3,344 million in FY09 (+130% vs. FY08), with similar service quality levels.

As a consequence of the traffic increase and higher usage of value-added services (mainly due to a significant increase in SMS per client), Average Monthly Revenue per User (“ARPU”) remained stable at approximately P$41 during FY09, despite operating with a high level of penetration. Meanwhile, ARPU in 4Q09 reached P$42.

Personal’s contribution to consolidated margins has improved since FY08 thanks to higher efficiencies in costs while expanding its subscriber base and retaining the high-value segment.

Initiatives

During the last quarter of 2009, Personal continued offering services in the form of Packs. In addition to the current Packs, Personal presented the SMS Pack for

4	www.telecom.com.ar

international roaming for prepaid phones, offering an exclusive benefit to prepaid and “Cuentas Claras” clients travelling abroad.

The positioning and focus in innovation in the smartphones market, placed Personal as leader in 4Q09 in smartphones sold, with 69% participation of the total market, and potential to develop the ARPU and VAS. In the last quarter Personal presented a multiplatform Smartphone strategy offering certain premium devices in an exclusivity form.

As a result of this strategy, Personal has strengthened its focus on the use of the value-added services, making Personal the operator with the highest VAS participation in Latin America.

Personal brand ended the year being leader in top of mind and first in revenue share in the youth segment. Lastly, Personal organized its sixth edition of Personal Fest, Argentina’s most important international music festival which attracted more than 50,000 people during a two-day period.

Telecom Personal in Paraguay

By the end of December 2009, Nucleo’s subscriber base reached approximately 1.8 million customers. During the year, Nucleo adopted the same client disconnection policy as in the Argentina market. Prepaid and Postpaid customers represented 89% and 11%, respectively.

Personal’s controlled subsidiary in Paraguay generated revenues equivalent to P$441 million during FY09 (+13% vs. FY08).

Consolidated Operating Costs

The Cost of Services Provided, Administrative Expenses and Selling Expenses totaled P$9,464 million in FY09, an increase of P$897 million, or +10%, vs. FY08. The increase in costs is a consequence of a higher volume of revenues, inflationary effects on the cost structure, and greater expenses related to competition in mobile and internet businesses.

The cost breakdown is as follows:

- Salaries and Social Security Contributions totaled P$1,504 million (+24% vs. FY08), affected by increases in salaries and higher social security charges. Regarding personnel, the decrease in headcount in fixed segment (-173 employees vs. FY08) was partially compensated by the incorporation of 112 employees in the same period in the mobile business. The total headcount at the end of FY09 was 15,300 employees.

- Taxes reached P$999 million (+20% vs. FY08), influenced mainly by higher rates in turnover taxes, new municipal taxes and a higher volume of revenues.

5	www.telecom.com.ar

- Network access costs (includes TLRD, Roaming, Interconnection, international settlement charges and lease of circuits) amounted to P$1,372 million, maintaining similar levels as of FY08. These costs are associated with traffic generated among mobile operators. It is remarkable that TLRD and roaming costs declined due to an increasing in on-net traffic and the deployment of the southern region network.

- Agents, prepaid card commissions and other commissions were P$1,068 million (+15% vs. FY08), mainly due to the increase in commissions paid to commercial agents and card distribution costs, as higher subscriber volumes and sales of cards were registered.

- Advertising amounted to P$360 million (-7% vs. FY08) oriented towards supporting the commercial activity in mobile services and Internet, and to strengthening the brand position of the Telecom Group. It is important to consider the absence of the effects of the costs related to the Sponsorship of the Argentine Olympic Committee incurred in 2008.

- Cost of handsets sold totaled P$1,137 million (+11% vs. FY08) an increase in line with equipment revenue growth.

- Depreciation of Fixed and Intangible Assets reached P$1,138 million (-12% vs. FY08). Fixed-line telephony totaled P$663 million (-19% vs. FY08) and mobile services P$475 million (+2% vs. FY08), mainly due to reestimation of the useful lives of certain technical assets done in 2Q09 and the ending of TDMA technology depreciation charges in 2008.

- Others Costs totaled P$1,886 million (+24% vs. FY08). Such increase was mainly due to the inflationary effects on services such as fees for services, freight, transportation, maintenance, and in materials.

Consolidated Financial and Holding Results

Financial and Holding Results resulted in a loss of P$329 million, an increase of P$64 million vs. FY08. This was mainly due to the loss registered in net foreign currency exchange equivalent to P$310 million in FY09 (vs. -P$158 million in FY08). The result was affected by losses from financial debt denominated in Euros and in US dollars. It is important to point out that since December 2008, the Argentine Peso devaluated against the US Dollar and Euro currencies 10% and 14% respectively. Moreover, the result as of FY09 includes losses of P$103 million due to changes in market value of Financial Derivative Instruments.

Nevertheless, these results were partially compensated by lower net financial interest of -P$16 million vs. -P$146 million in FY08.

Consolidated Net Financial Debt

As of December 31, 2009, Net Financial Position (Loans before the effect of NPV valuation, minus Cash, Cash Equivalents and Other credits from derivative

Financial and Holding Results
(In million P$)
	2008	2009
Net Interests	-$ 146	-$ 16
FX results	-$ 158	-$ 310
Others	$39	-$ 3
Total	-$ 265	-$ 329

6	www.telecom.com.ar

Investments for Notes) amounted to P$469 million, that represented a reduction in debt of P$1,381 million when compared to December 2008.

During FY09, Personal purchased a nominal amount of US$ 19.5 million Series 3 Notes due 2010. These operations were made through market purchases and with liquid funds from the Company. The Notes acquired were cancelled according to the terms and conditions of the Indenture.

As of October 15, 2009 Telecom Argentina has paid off the remaining portion of the debt issued on August 31, 2005 for an amount equivalent to US$ 1.9 billion in accordance with the terms and conditions of the Acuerdo Preventivo Extrajudicial (APE). The debt was prepaid 5 years in advance of the repayment schedule originally agreed upon with the financial creditors. Outstanding principal amount together with accrued interest equivalent to US$ 352 million was paid.

Consolidated Capital Expenditures

During FY09, the Company invested P$1,694 million (excluding materials) in fixed and intangible assets. This amount was allocated to Voice, Data and Internet businesses (P$803 million) and mobile services (P$891 million). In relative terms, capex reached 14% of the revenues.

Main capex projects are related to the expansion of broadband services and to the upgrade of the network for next generation services (NGN), improvement of the network (capacity, coverage and 3G), and the launch of new and innovative value-added services that allow clients to increase and improve quality in their usage.

Recent Relevant Matters

As of today, Telecom Personal purchased a nominal amount of US$ 5.85 million Series 3 Notes due 2010. These operations were made through market purchases and with liquid funds of the Company. The Notes acquired were cancelled according to the terms and conditions of the Indenture.

The Board of Directors of Telecom Argentina proposed to the Shareholders’ Meeting a cash dividend payment proposal of P$1,053.3 million (equivalent to P$1.07 per share).

***********

7	www.telecom.com.ar

Telecom is the parent company of a leading telecommunications group in Argentina, where it offers directly or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission and Internet services, among other services. Additionally, through a controlled subsidiary, the Telecom Group offers cellular services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s common stock. Nortel is a holding company where the common stock (approximately 68% of capital stock) is owned by Sofora Telecomunicaciones S.A. Additionally, Nortel capital stock is comprised of preferred shares that are held by minority shareholders.

As of December 31, 2009, Telecom had 984,380,978 shares outstanding.

(*) Employee Stock Ownership Program

For more information, please contact the Investor Relations Department:

Pedro Insussarry (5411) 4968 3743	Solange Barthe Dennin (5411) 4968 3752	Evangelina Sánchez (5411) 4968 3718	Ruth Fuhrmann (5411) 4968 4448	Horacio Nicolás del Campo (5411) 4968 6236

Voice Mail: (5411) 4968 3628

Fax: (5411) 4968 3616

E-mail: relinver@ta.telecom.com.ar

For information about Telecom Group services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

www.arnet.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to, the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the effects of its debt restructuring process; the impact of emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, the impact of emergency laws enacted by the Argentine government that have resulted in the repeal of Argentina’s Convertibility law, devaluation of the peso, various changes in restrictions on the ability to exchange pesos into foreign currencies, and currency transfer policy generally, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the evolution of the economy in Argentina, growing inflationary pressure and evolution in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission for further information concerning risks and uncertainties faced by Telecom.

(Financial tables follow)

*******

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TELECOM ARGENTINA S.A.

Consolidated information

Annual period and Fourth Quarter - Fiscal Year 2009

(In millions of Argentine pesos, except statistical data )

1-	Consolidated Balance Sheet

		12/31/2009	12/31/2008	Δ $	Δ %
	Cash, equivalents and investments	1,289	1,125	164	15%
	Trade receivables	1,163	1,009	154	15%
	Other current assets	491	466	25	5%
	Total Current Assets	2,943	2,600	343	13%
	Fixed & Intangible assets	7,612	6,960	652	9%
	Other non-current assets	78	97	(19)	-20%
	Total Non Current Assets	7,690	7,057	633	9%
	Total Assets	10,633	9,657	976	10%
	Accounts payable	2,212	1,769	443	25%
	Loans	763	1,355	(592)	-44%
	Taxes payable	769	626	143	23%
	Reserves	73	36	37	103%
	Other current liabilities	352	283	69	24%
	Total Current Liabilities	4,169	4,069	100	2%
	Accounts payable	24	27	(3)	-11%
	Loans	58	688	(630)	-92%
	Taxes payable	212	224	(12)	-5%
	Reserves	374	319	55	17%
	Other non-current liabilities	268	229	39	17%
	Total Non Current Liabilities	936	1,487	(551)	-37%
	Total Liabilities	5,105	5,556	(451)	-8%
	Minority Interest	92	81	11	14%
	Shareholders’ equity	5,436	4,020	1,416	35%
	Total Liabilities, Minority Interest and Equity	10,633	9,657	976	10%

2-	Consolidated Loans
		12/31/2009	12/31/2008	Δ $	Δ %
	Corporate Bonds	685	1,255	(570)	-45%
	Banks and other financial institutions	72	89	(17)	-19%
	Accrued interest	3	20	(17)	-85%
	Derivatives	3	-	3	-
	Total Current Loans	763	1,364	(601)	-44%
	Corporate Bonds	-	688	(688)	-100%
	Banks and other financial institutions	58	-	58	-
	Total Non Current Loans	58	688	(630)	-92%
	Total Loans (without NPV effect)	821	2,052	(1,231)	-60%

	Derivatives valuation effect for notes (Other Current Credits)	1	9	(8)	-89%
	Cash and cash equivalents	1,289	1,131	158	14%
	NET FINANCIAL POSITION (Cash) / Debt (without NPV effect)	(469)	912	(1,381)	-151%

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3-	Consolidated Income Statement
	Annual Comparison
	(In million of Argentine pesos)
		12/31/2009	12/31/2008	Δ $	Δ %
	Net revenues	12,226	10,608	1,618	15%
	Cost of services	(6,099)	(5,712)	(387)	7%
	Gross Profit	6,127	4,896	1,231	25%
	Administrative expenses	(449)	(364)	(85)	23%
	Selling expenses	(2,916)	(2,491)	(425)	17%
	Operating Profit	2,762	2,041	721	35%
	Equity income from related companies	13	-	13	-
	Financial and holding results	(329)	(265)	(64)	24%
	Other expenses, net	(229)	(268)	39	-15%
	Results from ordinary operations	2,217	1,508	709	47%
	Taxes on income	(797)	(535)	(262)	49%
	Minority interest	(15)	(12)	(3)	25%
	Net Income	1,405	961	444	46%

	Operating Profit before D & A	3,900	3,330	570	17%
	As a % of Net Revenues	32%	31%

	Financial and Holding results Financial results generated by assets
		12/31/2009	12/31/2008	Δ $	Δ %
	Interest on short term investments	130	90	40	44%
	Foreign currency exchange results	103	104	(1)	-1%
	Holding results generated by inventories	(7)	2	(9)	-
	Other financial results	-	3	(3)	-100%
	Total Financial results generated by assets	226	199	27	14%
	Financial results generated by liabilities
	Interest	(146)	(236)	90	-38%
	Foreign currency exchange results	(413)	(262)	(151)	58%
	Others	4	34	(30)	-88%
	Total Financial results generated by liabilities	(555)	(464)	(91)	20%
	Total Financial and holding results	(329)	(265)	(64)	24%

4-	Consolidated Income Statement
	Three Months Comparison
	(In million of Argentine pesos)
		12/31/2009	12/31/2008	Δ $	Δ %
	Net revenues	3,365	2,819	546	19%
	Cost of services	(1,679)	(1,526)	(153)	10%
	Gross Profit	1,686	1,293	393	30%
	Administrative expenses	(136)	(102)	(34)	33%
	Selling expenses	(823)	(690)	(133)	19%
	Operating Profit	727	501	226	45%
	Financial and holding results	(12)	(153)	141	-92%
	Other expenses, net	(72)	(127)	55	-43%
	Results from ordinary operations	643	221	422	191%
	Taxes on income	(237)	(89)	(148)	166%
	Minority interest	(7)	(2)	(5)	-
	Net Income	399	130	269	207%

	Operating Profit before D & A	1,045	828	217	26%
	As a % of Net Revenues	31%	29%

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5-	Consolidated Revenues Breakdown	Annual Comparison
	(In million of Argentine pesos)	12/31/2009	12/31/2008	Δ $	Δ %
	Fixed Telephony	2,531	2,432	99	4%
	Measured service Local	486	463	23	5%
	Measured service DLD	495	505	(10)	-2%
	Monthly charges	842	799	43	5%
	Public telephones	70	86	(16)	-19%
	Interconnection	448	400	48	12%
	Others	190	179	11	6%
	International Telephony	294	269	25	9%
	Data transmission & Internet	1,332	952	380	40%
	Data	274	217	57	26%
	Internet	1,058	735	323	44%
	Measured service	60	53	7	13%
	Monthly charges	993	678	315	46%
	Modems	5	4	1	25%
	MobileTelephony	8,069	6,955	1,114	16%
	Telecom Personal	7,628	6,565	1,063	16%
	Monthly fee and measured service	1,644	1,410	234	17%
	Pre-paid	1,110	952	158	17%
	Calling Party Pays	575	560	15	3%
	TLRD *	773	786	(13)	-2%
	VAS	2,331	1,736	595	34%
	Handset sales	796	712	84	12%
	Others (Includes Roaming)	399	409	(10)	-2%
	Núcleo	441	390	51	13%
	Monthly fee and measured service	65	47	18	38%
	Pre-paid	135	137	(2)	-1%
	Calling Party Pays	10	22	(12)	-55%
	TLRD *	40	49	(9)	-18%
	VAS	139	95	44	46%
	Internet	19	13	6	46%
	Handset sales	6	8	(2)	-25%
	Others (Includes Roaming)	27	19	8	42%
	Total net revenues	12,226	10,608	1,618	15%

	* Charges for the temination of calls of the cellular operators.
6-	Consolidated Revenues Breakdown	Three Months Comparison
	(In million of Argentine pesos)	12/31/2009	12/31/2008	Δ $	Δ %
	Fixed Telephony	673	627	46	7%
	Measured service Local	128	117	11	9%
	Measured service DLD	128	129	(1)	-1%
	Monthly charges	214	204	10	5%
	Public telephones	17	20	(3)	-15%
	Interconnection	129	113	16	14%
	Others	57	44	13	30%
	International Telephony	74	72	2	3%
	Data transmission & Internet	367	271	96	35%
	Data	77	58	19	33%
	Internet	290	213	77	36%
	Measured service	16	13	3	23%
	Monthly charges	273	199	74	37%
	Modems	1	1	-	0%
	MobileTelephony	2,251	1,849	402	22%
	Telecom Personal	2,112	1,785	327	18%
	Monthly fee and measured service	431	396	35	9%
	Pre-paid card	322	263	59	22%
	Calling Party Pays	155	147	8	5%
	TLRD *	200	209	(9)	-4%
	VAS	648	479	169	35%
	Handset sales	248	189	59	31%
	Others (Includes Roaming)	108	102	6	6%
	Núcleo	139	64	75	117%
	Monthly fee and measured service	21	6	15	-
	Pre-paid card	48	16	32	200%
	Calling Party Pays	3	2	1	50%
	TLRD *	11	8	3	38%
	VAS	38	24	14	58%
	Internet	6	3	3	100%
	Handset sales	1	2	(1)	-50%
	Others (Includes Roaming)	11	3	8	-
	Total net Revenues	3,365	2,819	546	19%

	* Charges for the temination of calls of the cellular operators.

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7-	Consolidated Income Statement by segments
	Annual period - Fiscal Year 2009
	(In million of Argentine pesos)
		Segments			Variation vs FY08
		Voice, Data and Internet	Mobile Telephony	Consolidated	Δ $	Δ %
	Net Revenues	4,157	8,069	12,226	1,618	15%
	Salaries and social security contributions	(1,151)	(353)	(1,504)	(287)	24%
	Taxes	(266)	(733)	(999)	(167)	20%
	Materials and supplies	(408)	(189)	(597)	(69)	13%
	Bad debt expenses	(33)	(98)	(131)	(64)	96%
	Interconnection cost	(180)	-	(180)	(24)	15%
	Settlement charges	(152)	-	(152)	(7)	5%
	Lease of lines and circuits	(83)	(59)	(142)	(18)	15%
	Service fees	(214)	(286)	(500)	(100)	25%
	Advertising	(118)	(242)	(360)	28	-7%
	Agent, Prepaid card commissions and other commissions	(105)	(963)	(1,068)	(140)	15%
	Cost of voice, data and cellular handsets	(46)	(1,091)	(1,137)	(109)	11%
	Roaming and TLRD	-	(898)	(898)	43	-5%
	Others	(322)	(336)	(658)	(134)	26%
	Total Costs before D&A	(3,078)	(5,248)	(8,326)	(1,048)	14%
	Operating Profit before D&A	1,079	2,821	3,900	570	17%
	Depreciation of fixed assets	(646)	(473)	(1,119)	148	-12%
	Amortization of intangible assets	(17)	(2)	(19)	3	-14%
	Operating Profit	416	2,346	2,762	721	35%
	Equity income from related companies	-	13	13	13	-
	Financial and Holding Income	(172)	(157)	(329)	(64)	24%
	Other expenses, net	(148)	(81)	(229)	39	-15%
	Income from ordinary operations	96	2,121	2,217	709	47%
	Taxes on income	(271)	(526)	(797)	(262)	49%
	Minority interest	-	(15)	(15)	(3)	25%
	Net Income / (Loss)	(175)	1,580	1,405	444	46%
8-	Consolidated Income Statement by segments
	Annual period - Fiscal Year 2008
	(In million of Argentine pesos)
		Segments
		Voice, Data and Internet	Mobile Telephony	Consolidated
	Net Revenues	3,653	6,955	10,608
	Salaries and social security contributions	(931)	(286)	(1,217)
	Taxes	(230)	(602)	(832)
	Materials and supplies	(371)	(157)	(528)
	Bad debt expenses	(10)	(57)	(67)
	Interconnection cost	(156)	-	(156)
	Settlement charges	(145)	-	(145)
	Lease of lines and circuits	(67)	(57)	(124)
	Service fees	(181)	(219)	(400)
	Advertising	(137)	(251)	(388)
	Agent, Prepaid card commissions and other commissions	(94)	(834)	(928)
	Cost of voice, data and cellular handsets	(40)	(988)	(1,028)
	Roaming and TLRD	-	(941)	(941)
	Others	(257)	(267)	(524)
	Total Costs before D&A	(2,619)	(4,659)	(7,278)
	Operating Profit before D&A	1,034	2,296	3,330
	Depreciation of fixed assets	(806)	(461)	(1,267)
	Amortization of intangible assets	(16)	(6)	(22)
	Operating Profit	212	1,829	2,041
	Financial and Holding Income	(166)	(99)	(265)
	Other expenses, net	(212)	(56)	(268)
	Income (loss) from ordinary operations	(166)	1,674	1,508
	Taxes on income	(143)	(392)	(535)
	Minority interest	-	(12)	(12)
	Net Income / (Loss)	(309)	1,270	961

This exposition of the financial statements is not coincident with the individual financial statements for each company due to the eliminations of intercompany operations.

12	www.telecom.com.ar

9-	Consolidated Income Statement by segments Fourth Quarter - FY 2009 (In million of Argentine pesos)

		Segments			Variation vs 4Q08
		Voice, Data and Internet	Mobile Telephony	Consolidated	Δ $	Δ %

	Net Revenues	1,114	2,251	3,365	546	19%
	Salaries and social security contributions	(325)	(104)	(429)	(84)	24%
	Taxes	(77)	(202)	(279)	(66)	31%
	Materials and supplies	(109)	(50)	(159)	(11)	7%
	Bad debt expenses	(9)	(27)	(36)	(19)	112%
	Interconnection cost	(49)	-	(49)	(12)	32%
	Settlement charges	(31)	-	(31)	6	-16%
	Lease of lines and circuits	(23)	(16)	(39)	(7)	22%
	Service fees	(61)	(86)	(147)	(25)	20%
	Advertising	(36)	(77)	(113)	(15)	15%
	Agent, Prepaid card commissions and other commissions	(30)	(260)	(290)	(34)	13%
	Cost of voice, data and cellular handsets	(16)	(317)	(333)	(36)	12%
	Roaming and TLRD	-	(238)	(238)	6	-2%
	Others	(87)	(90)	(177)	(32)	22%
	Total Costs before D&A	(853)	(1,467)	(2,320)	(329)	17%
	Operating Profit before D&A	261	784	1,045	217	26%
	Depreciation of fixed assets	(169)	(144)	(313)	8	-2%
	Amortization of intangible assets	(4)	(1)	(5)	1	-17%
	Operating Profit	88	639	727	226	45%
	Financial and Holding Income	(11)	(1)	(12)	141	-92%
	Other expenses, net	(54)	(18)	(72)	55	-43%
	Income from ordinary operations	23	620	643	422	191%
	Taxes on income	(67)	(170)	(237)	(148)	166%
	Minority interest	-	(7)	(7)	(5)	-
	Net Income / (Loss)	(44)	443	399	269	207%

10-	Consolidated Income Statement by Segments Fourth Quarter - FY 2008 (In million of Argentine pesos)

		Segments
		Voice, Data and Internet	Mobile Telephony	Consolidated

	Net Revenues	970	1,849	2,819
	Salaries and social security contributions	(267)	(78)	(345)
	Taxes	(54)	(159)	(213)
	Materials and supplies	(104)	(44)	(148)
	Bad debt expenses	(3)	(14)	(17)
	Interconnection cost	(37)	-	(37)
	Settlement charges	(37)	-	(37)
	Lease of lines and circuits	(20)	(12)	(32)
	Service fees	(55)	(67)	(122)
	Advertising	(40)	(58)	(98)
	Agent, Prepaid card commissions and other commissions	(27)	(229)	(256)
	Cost of cellular handsets	(11)	(286)	(297)
	Roaming and TLRD	-	(244)	(244)
	Others	(76)	(69)	(145)
	Total Costs before D&A	(731)	(1,260)	(1,991)
	Operating Profit before D&A	239	589	828
	Depreciation of fixed assets	(212)	(109)	(321)
	Amortization of intangible assets	(4)	(2)	(6)
	Operating Profit	23	478	501
	Financial and Holding Income	(103)	(50)	(153)
	Other expenses, net	(109)	(18)	(127)
	Income (loss) from ordinary operations	(189)	410	221
	Taxes on income	1	(90)	(89)
	Minority interest	-	(2)	(2)
	Net Income / (Loss)	(188)	318	130

This exposition of the financial statements is not coincident with the individual financial statements for each company due to the eliminations of intercompany operations.

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TELECOM ARGENTINA S.A.

Unconsolidated Information

Annual period and Fourth Quarter - Fiscal Year 2009

(In million of Argentine pesos)

11-	Balance Sheet
		12/31/2009	12/31/2008	Δ $	Δ %
	Cash, equivalents and investments	578	571	7	1%
	Trade receivables	724	487	237	49%
	Other current assets	85	83	2	2%
	Total Current Assets	1,387	1,141	246	22%
	Other Trade receivables	46	55	(9)	-16%
	Fixed & Intangible assets	4,346	4,069	277	7%
	Investments	1,915	1,825	90	5%
	Other non-current assets	3	3	-	0%
	Total Non current Assets	6,310	5,952	358	6%
	Total Assets	7,697	7,093	604	9%
	Accounts payable	931	813	118	15%
	Loans	-	1,263	(1,263)	-
	Taxes Payable	263	59	204	-
	Reserves	57	25	32	128%
	Other current liabilities	283	231	52	23%
	Total Current Liabilities	1,534	2,391	(857)	-36%
	Accounts payable	24	27	(3)	-11%
	Compensation and social benefits payable	81	82	(1)	-1%
	Taxes Payable	202	212	(10)	-5%
	Others liabilities	153	116	37	32%
	Reserves	267	245	22	9%
	Total Non Current Liabilities	727	682	45	7%
	Total Liabilities	2,261	3,073	(812)	-26%
	Shareholders’ equity	5,436	4,020	1,416	35%
	Total Liabilities and Equity	7,697	7,093	604	9%

12-	Income Statement
	Annual Comparison
		12/31/2009	12/31/2008	Δ $	Δ %
	Net revenues	4,816	4,226	590	14%
	Cost of services	(2,498)	(2,355)	(143)	6%
	Gross Profit	2,318	1,871	447	24%
	Administrative expenses	(285)	(233)	(52)	22%
	Selling expenses	(981)	(856)	(125)	15%
	Operating Profit	1,052	782	270	35%
	Equity income from related companies	937	694	243	35%
	Financial & holding results	(171)	(162)	(9)	6%
	Other incomes & expenses net	(143)	(210)	67	-32%
	Results from ordinary operations	1,675	1,104	571	52%
	Taxes on income	(270)	(143)	(127)	89%
	Net Income	1,405	961	444	46%

	Operating Profit before D&A	1,711	1,598	113	7%
	As a % of Net Revenues	36%	38%

	Financial and Holding results
	Financial results generated by assets	12/31/2009	12/31/2008	Δ $	Δ %
	Interest on short term investments	82	61	21	34%
	Foreign currency exchange results	72	67	5	7%
	Other financial results	1	1	-	0%
	Total Financial results generated by assets	155	129	26	20%
	Financial results generated by liabilities
	Interest	(55)	(144)	89	-62%
	Foreign currency exchange results	(271)	(174)	(97)	56%
	Other financial results	-	27	(27)	-
	Total Financial results generated by liabilities	(326)	(291)	(35)	12%
	Total Financial and holding results	(171)	(162)	(9)	6%

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TELECOM ARGENTINA S.A.

Unconsolidated Information

13-	Income Statement
	Three Months Comparison
	(In million of Argentine pesos)	12/31/2009	12/31/2008	Δ $	Δ %
	Net revenues	1,291	1,127	164	15%
	Cost of services	(671)	(633)	(38)	6%
	Gross Profit	620	494	126	26%
	Administrative expenses	(83)	(67)	(16)	24%
	Selling expenses	(280)	(244)	(36)	15%
	Operating Profit	257	183	74	40%
	Equity income from related companies	272	155	117	75%
	Financial & holding results	(11)	(101)	90	-89%
	Other incomes & expenses net	(52)	(108)	56	-52%
	Results from ordinary operations	466	129	337	261%
	Taxes on income	(67)	1	(68)	-6800%
	Net Income	399	130	269	207%

	Operating Profit before D&A	429	396	33	8%
	As a % of Net Revenues	33%	35%

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: March 12, 2010	By:	/s/ Franco Bertone
		Name:	Franco Bertone
		Title:	Chief Executive Officer